Exhibit 99.1

QTREX Interconnect Independently Tested at 20 mK by a Leading Quantum Computing Company; Over 100 dB Channel Isolation, 60 dB Beyond the Market Leader

On the strength of these results, definitive agreement with the testing company being finalized; its name, business and the full agreement to be disclosed within weeks.

Ness Ziona, Israel, October 1, 2026 – QTREX Quantum Ltd. (Nasdaq: QTEX) (“QTREX” or the “Company”), a company focused on advancing Additively Manufactured Electronics (“AME”) for quantum computing infrastructure, today announced the results of independent testing of its AME cryogenic interconnect by one of the quantum computing industry’s leading companies. The testing company conducted separate microwave transmission tests at 20 millikelvin in its own cryogenic system, using its own instruments, reference cables and calibration standards. The results confirm the interconnect’s microwave performance at an operating temperature of superconducting quantum processors. On the strength of these results, QTREX and the testing company are finalizing a binding definitive agreement.

Key results:

●	Channel to channel isolation better than 100 dB across the 4 to 8 GHz qubit band, between adjacent channels on a 0.34 millimeter pitch over a 15 centimeter run. No crosstalk was detected above the instrument’s noise floor in any tested channel pair, adjacent or not. This exceeds the published 40 dB channel to channel crosstalk specification of leading flexible cryogenic cabling by more than 60 dB.

●	Channel to channel phase matching at 20 millikelvin. Cryogenic testing confirmed that channels formed together in a single monolithic AME body remain phase matched, supporting precise coordination of microwave signals for qubit control and readout.

●	Impedance held constant along the entire line, with reflections from the line itself below 55 dB from 2 to 15 GHz, a uniformity previously seen only in machined coaxial cable.

●	Insertion loss at 20 millikelvin of approximately 1 dB at 1 GHz and 2 dB at 6 GHz, including connectors. Cooling from room temperature reduced insertion loss, expressed in dB, by approximately a factor of three.

●	Performance unchanged across repeated cooldowns. The channels measured at 20 millikelvin returned the same results in a second cooldown after warming to room temperature.

●	RF performance unchanged under significant bending and after vacuum exposure, with X-ray and optical inspection showing no cracks, delaminations or subsurface defects.

Every qubit needs several microwave lines running down to 20 millikelvin. Today’s thousand qubit machines already carry thousands of hand assembled coaxial cables, and the million qubit machines the industry is building toward cannot be wired that way. Dense, monolithic interconnect that isolates every channel, holds the channels in phase with one another and performs at 20 millikelvin is the missing piece. QTREX’s additively manufactured interconnect delivers it.

QTREX’s architecture places fully shielded channels about a third of a millimeter apart, close to 30 channels per centimeter of width, with every shield wall shared between neighboring channels. Radio frequency current flows within about a micron of a conductor’s surface, while every micron of metal conducts heat, so the thin shared walls carry the signal without the excess metal that carries heat. By design, the interconnect conducts about half the heat of an equivalent coaxial cable into the cooling stages, and less than the published figures of leading flexible cryogenic cabling at the millikelvin stages, where cooling power is scarcest.

“The coldest, most unforgiving environment in computing. One of the most exacting teams in our industry. Their instruments, their cryogenic system, their reference cables. That is the test, and these are the results,” said Dagi Ben-Noon, Chief Executive Officer of QTREX Quantum. “We view 60 decibels more isolation than the leading flexible cabling on the market as not an improvement but a different category, and it is what a million qubit machine will require.”

QTREX and the testing company are finalizing a binding definitive agreement. The Company expects to disclose the testing company’s full name, its field of activity and the agreement in full within weeks. The Company also expects to announce additional agreements with several companies in quantum computing in the fourth quarter of 2026.

About QTREX Quantum

QTREX Quantum Ltd. (Nasdaq: QTEX) is a technology company focused on advanced connectivity and electronics manufacturing solutions for quantum computing and other advanced hardware markets. Following its acquisition of the AME platform, the Company is developing high-density, thermally optimized quantum connectivity solutions for dilution cryostats and advancing AME applications for defense, aerospace, missile, space, and other mission-critical environments. The Company also continues to advance its medical technology portfolio, including respiratory support and blood monitoring platforms, while actively working to monetize certain parts of the medical business.

For more information, please visit: www.q-trex.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements are based on the current expectations of the management of the Company only and are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses the expected benefits of the testing results; that it is finalizing a binding definitive agreement with the testing company and expects to announce the contents of the agreement and the name of the party in the coming weeks; the belief that a dense, monolithic interconnect that isolates every channel, holds the channels in phase with one another and performs at 20 millikelvin is the missing piece and that its additively manufactured interconnect delivers it; that it views 60 decibels more isolation than the leading flexible cabling on the market as not an improvement but a different category, and it is what it believes a million qubit machine will require; and that it expects to announce additional agreements with several companies in quantum computing in the fourth quarter of 2026. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements. More detailed information about the risks and uncertainties affecting the Company is contained under “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission.

Company Contact
QTREX Quantum
Email: info@q-trex.com
Phone: +972-9-9664485